Exhibit 99.2

Stock Purchase and Dividend Reinvestment Plan Authorization Form	Please sign the authorization located on the reverse side of this form and complete the information below only if it has changed.
Name 1 _____________________________
c/o Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016-3572	Name 2 _____________________________ Street Address _____________________________ City/State/Zip Code _____________________________ Home Telephone Number ( ) Business Telephone Number ( )

NOTE:  This is not a Proxy
Completion and return of this Authorization Form authorizes your enrollment in the Connecticut Water Service, Inc. Dividend Reinvestment and Common Stock Purchase Plan.
Do not return this form unless you wish to participate in the Plan.

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Full Common Stock Dividend Reinvestment and Optional Cash Purchases - If you check this option, you authorize the purchase of additional shares of Common Stock with the cash dividends on all shares of Common Stock currently or subsequently registered in your name, as well as on the shares of common Stock credited to your Plan Account.  In addition, voluntary cash payments of not less than $25 or more than $1,000 per month may be made to purchase additional shares of Common Stock.

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Partial Dividend Reinvestment and Optional Cash Purchases - If you check this option, you authorize the purchase of additional shares of Common Stock with the cash dividends on _____________% of the shares (50%, 75%, etc.) of Connecticut Water Service, Inc. Common Stock held by you in certificate form and to apply these dividends, together with any voluntary cash payments of not less than $25 or more than $1,000 per month to purchase additional shares of Common Stock.
NOTE: Checks submitted for Optional Cash Purchases of stock must be received not less than 3 business days prior to the monthly Investment Date.  (See Prospectus for details.)

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Automatic Monthly Deductions - If you check this option, the Administrator will automatically debit your bank account on or about the first day of each month and invest these deductions in Common stock.  To initiate these deductions, please complete this section of the form and include a voided check or deposit slip for the account you wish to be debited.  Please note that the automatic debit will not be in effect until the month following the receipt of this form.
Amount to be deducted: ____________________
(Minimum: $25; Maximum: $1,000 per month)
I understand that the purchases will be made under the terms and conditions of the Dividend Reinvestment Plan as described in the Plan Prospectus that accompanied this Authorization Form and that I may revoke this authorization at any time by notifying Registrar and Transfer Company, in writing, of my desire to terminate my participation.  Please sign this Authorization Form in the envelope provided to: Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016.
Sign here exactly as name(s) appear on stock certificate(s).  If shares are held jointly, all holders must sign.

	Stockholder	X	Date	Stockholder	X	Date